UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Wuhan General Group (China), Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
982569-10-5
(CUSIP Number)
April 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	982569-10-5

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		3,363,822*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,363,822*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Beneficial ownership is subject to a 9.9% ownership cap. See Item 4.

Page 2 of 10 Pages

CUSIP No.	982569-10-5

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		3,363,822*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,363,822*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,822*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership is subject to a 9.9% ownership cap. See Item 4.

Page 3 of 10 Pages

CUSIP No.	982569-10-5

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,363,822*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,363,822*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,363,822*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, PN
* Beneficial ownership is subject to a 9.9% ownership cap. See Item 4.

Page 4 of 10 Pages

CUSIP No.	982569-10-5

1	NAMES OF REPORTING PERSONS NewQuest Asia Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Mauritius

	5	SOLE VOTING POWER

NUMBER OF		3,363,822*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,363,822*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,822*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership is subject to a 9.9% ownership cap. See Item 4.

Page 5 of 10 Pages

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether _____ the Person Filing is a
Item 4. Ownership
Item 5. Ownership of 5% or Less of a Class
Item 6. Ownership of More than 5% on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being _____ Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10 . Certification
SIGNATURE
EXHIBIT INDEX
Exhibit 99.1

Item 1(a). Name of Issuer:
Wuhan General Group (China), Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200
People’s Republic of China
Item 2(a). Name of Person Filing:
NewQuest Capital Management (Cayman) Limited (“NewQuest Management”)
NewQuest Asia Fund I (G.P.) Ltd. (“NewQuest GP”)
NewQuest Asia Fund I, L.P. (“NewQuest”)
NewQuest Asia Investments Limited (“NewQuest Investments”)
Item 2(b). Address of Principal Business Office:
Each of NewQuest Management, NewQuest GP and NewQuest has its principal place of business office at: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
NewQuest Investments has its principal place of business office at: 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius.
Item 2(c). Citizenship:

NewQuest Management	Cayman Islands
NewQuest GP	Cayman Islands
NewQuest	Cayman Islands
NewQuest Investments	Republic of Mauritius
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
982569-10-5
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

Page 6 of 10 Pages

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
Item 4. Ownership:
(a) Amount beneficially owned: See Items 9 of cover pages.
On April 25, 2011, NewQuest Investments, a wholly owned subsidiary of NewQuest, directly held 1,890,834 shares of the Common Stock of the Company. NewQuest Investments also directly held 1,272,779 shares of Series A Convertible Preferred Stock and 429,185 shares of Series B Convertible Preferred Stock of the Company on April 25, 2011, that collectively were convertible into 1,701,964 shares of Common Stock as of such date. The preferred stock is not convertible or exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by NewQuest Investments, the number of shares of Common Stock that would result in NewQuest Investments beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock. NewQuest Investments may waive this ownership cap on 61 days’ prior notice. As a result of this ownership cap (which was not waived), based upon 32,505,000 shares of Common Stock issued and outstanding, as reported on the report on Form 10-K filed by the Company on April 18, 2011, NewQuest Investments, NewQuest, NewQuest GP and NewQuest Management may each be deemed to beneficially own 3,363,822 shares of Common Stock as of April 25, 2011. If NewQuest Investments waived this ownership cap, NewQuest, NewQuest GP and NewQuest Management would be deemed to beneficially own 3,592,798 shares of Common Stock, or approximately 10.5% of the Company’s outstanding Common Stock.
(b) Percent of class: See Items 11 of cover pages.
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:
See Items 5-8 of cover pages.

Page 7 of 10 Pages

Item 5. Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than 5% on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below, each of the undersigned certifies that, as to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2011	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Darren C. Massara Name: Darren C. Massara
Title: Director

Date: April 25, 2011	NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara Name: Darren C. Massara
Title: Director

Date: April 25, 2011	NEWQUEST ASIA FUND I, L.P.

	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara Name: Darren C. Massara
Title: Director

Date: April 25, 2011	NEWQUEST ASIA INVESTMENTS LIMITED

	By:	/s/ Amit Gupta Name: Amit Gupta
Title: Director
Signature Page to Schedule 13G

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).

Page 10 of 10 Pages